UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended June 30, 2009
OR

☐	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission File Number 1-8703
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
WESTERN DIGITAL CORPORATION 401(k) PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
WESTERN DIGITAL CORPORATION
20511 Lake Forest Drive
Lake Forest, California 92630

INTRODUCTION
     Western Digital Corporation (the “Company”) has established the Western Digital Corporation 401(k) Plan (the “Plan”). The Plan is intended to qualify under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”) as a profit sharing plan and Section 401(k) of the Code as a cash or deferred arrangement plan.
REQUIRED INFORMATION
     Signatures
     Financial Statements:
     These statements are listed in the Index to the Financial Statements.
     Exhibits:
     Consent of Independent Registered Public Accounting Firm — BDO Seidman, LLP
     Consent of Independent Registered Public Accounting Firm — KPMG LLP

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTERN DIGITAL CORPORATION 401(k) PLAN

Date: December 18, 2009	By:	/s/ TIMOTHY M. LEYDEN
Timothy M. Leyden
Retirement, Severance, and Administrative Committee Member

WESTERN DIGITAL CORPORATION 401(k) PLAN
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
Note:   Additional supplemental schedules have been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm
Retirement, Severance, and Administrative Committee
Western Digital Corporation 401(k) Plan
Lake Forest, California
     We have audited the accompanying statement of net assets available for plan benefits of the Western Digital Corporation 401(k) Plan (the “Plan”) as of June 30, 2009, and the related statement of changes in net assets available for plan benefits for the year ended June 30, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of June 30, 2009, and the changes in net assets available for plan benefits for the year ended June 30, 2009 in conformity with accounting principles generally accepted in the United States of America.
     Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of June 30, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ BDO Seidman, LLP
Costa Mesa, California
December 18, 2009

Report of Independent Registered Public Accounting Firm
Retirement, Severance, and Administrative Committee
Western Digital Corporation 401(k) Plan:
     We have audited the accompanying statement of net assets available for plan benefits of the Western Digital Corporation 401(k) Plan (the Plan) as of June 30, 2008. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
     In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for plan benefits of the Western Digital Corporation 401(k) Plan as of June 30, 2008, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Los Angeles, California
December 22, 2008

WESTERN DIGITAL CORPORATION 401(k) PLAN
Statements of Net Assets Available for Plan Benefits
(in thousands)

	June 30,
	2009	2008
Assets
Investments, at fair value	$261,226	$285,952
Participant loans	5,510	5,091

Total investments	266,736	291,043
Non-interest bearing cash	1	142

Net assets available for Plan benefits, at fair value	266,737	291,185

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (common collective trust funds)	(719)	99

Net assets available for Plan benefits	$266,018	$291,284

See accompanying notes to financial statements.

WESTERN DIGITAL CORPORATION 401(k) PLAN
Statement of Changes in Net Assets Available for Plan Benefits
(in thousands)

Year ended
June 30, 2009
Changes to net assets available for Plan benefits attributable to:
Contributions:
Participant	$24,909
Participant rollover	2,215
Employer, net of forfeitures	6,983

Total contributions	34,107

Investment income (loss):
Net depreciation in fair value of investments	(56,514)
Dividend income	9,582
Interest income	372

Total net investment loss	(46,560)

Distributions:
Benefits paid to participants	(12,672)
Other expenses	(141)

Total distributions	(12,813)

Net decrease in net assets available for Plan benefits	(25,266)
Net assets available for Plan benefits:
Beginning of year	291,284

End of year	$266,018

See accompanying notes to financial statements.

WESTERN DIGITAL CORPORATION 401(k) PLAN
Notes to Financial Statements
June 30, 2009 and 2008
(1) Description of the Plan
General
     The following description of the Western Digital Corporation 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is a defined contribution plan as defined by the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Administration of the Plan
     The Retirement, Severance, and Administrative Committee (the “Committee”), appointed by the Board of Directors and consisting of at least three members, has the authority to control and manage the operation and administration of the Plan. The Plan assets are held under a trust for which T. Rowe Price Trust Company acts as trustee and are administered under a trust agreement, which requires that the trustee hold, administer, and distribute the funds of the Plan in accordance with the text of the Plan and the instructions of the Committee or its designees.
Contributions
     Employees paid from the Western Digital Corporation (the “Company”) United States payroll that are not covered by a collective bargaining agreement, are not a consultant, intern, independent contractor, leased or temporary employee, or any person not treated as a common-law employee, are eligible to participate in the Plan and to receive employer matching contributions. During 2009, eligible employees were able to contribute up to 30% of their compensation on a pretax basis provided that contributions did not exceed Internal Revenue Service (“IRS”) limitations. The Company allows employees who have attained age fifty before the close of a Plan year to make a catch up contribution subject to IRS limitations. The amount of the catch up contribution is not eligible for matching contributions under the Plan. The Plan also allows employees to contribute balances from other qualified plans (“rollover contributions”). The Company makes a basic matching contribution on behalf of each participating eligible employee equal to fifty percent (50%) of the eligible participant’s pre-tax contributions for the contribution cycle not to exceed 5% of the eligible participant’s compensation, provided, however, that each eligible participant shall receive a minimum annual basic matching contribution, as defined, equal to fifty percent (50%) of the first $4,000 of pre-tax contributions for any calendar year. The Company may also make additional contributions at its discretion. During 2009, the Company did not make any discretionary contributions to the Plan. The Company may suspend matching contributions when it does not have sufficient net profits to make the applicable matching contribution. Contributions, including the Company’s matching contribution to the Plan, are recorded as soon as administratively possible after the Company makes payroll deductions from Plan participants.
Investments
     As of June 30, 2009 and 2008, the Plan had 28 and 31 investment options, respectively, available to eligible participants in the Plan. As of June 30, 2009 and 2008, all of the Plan’s assets were invested in mutual funds, common collective trust funds, Western Digital Corporation common stock, publicly traded equity investments or participant loans. Subject to certain limits, participants may transfer all or a portion of the balance in their accounts between investment funds on a daily basis. Participants may also transfer up to a maximum of 25% of their overall Plan balance, less any outstanding loan amounts, to the Tradelink Investment account, which is a self-directed brokerage account that offers discount brokerage services for securities not offered under the Plan. The self-directed brokerage account allows Plan participants to invest in various common stock and mutual funds.

WESTERN DIGITAL CORPORATION 401(k) PLAN
Notes to Financial Statements (continued)
Participant Loans
     Loans can be made to a participant at a minimum of $1,000 and up to an amount equal to the lesser of: $50,000 reduced by the participant’s highest outstanding loan balance during the preceding 12 months or 50% of a participant’s vested account balance. The loans bear interest at a rate fixed at the time of the loan equal to 1% above the current prime rate published by T. Rowe Price Trust Company and are generally payable in installments over periods ranging from one to five years, unless the loan is used for the purchase of a primary residence, in which case the repayment period may be up to ten years. Principal and interest payments are allocated to the participants’ accounts in the same manner as their current contributions. The Plan allows participants to have no more than two active loans at a time. The annual interest rate charged on employee loans during the Plan year ended June 30, 2009 ranged from 4.25% to 10.50%. Loans that are considered in default are reported as a deemed distribution, which is a taxable event for the participant.
Participant Accounts
     A separate account is maintained for each participant in each designated fund. Each account is adjusted for employee and employer contributions, net investment income or loss, and expenses, on a daily basis. Net investment income or loss is allocated to the accounts in the same proportion as the participant’s beginning account balance invested in the fund (as defined in the Plan) bears to the total of all participants’ beginning account balances invested in the fund. Fees are charged for the purchase and subsequent sale of certain Plan investments within a specified time frame (“redemption fees”) and for the origination of a loan, and are allocated to participants’ accounts. The benefit that each participant is entitled to is equal to the vested interest in their account balance.
Payment of Benefits and Forfeitures
     Benefits are generally payable to participants upon attainment of age fifty-nine and one half, disability, death, hardship or termination of employment. Upon termination of service, participants may receive a lump-sum payment in cash and/or shares of the Company’s common stock. The nonvested portion of terminated participants’ accounts is forfeited subject to a five-year reinstatement period. Plan forfeitures not needed to restore forfeited matching contributions are used to pay Plan expenses or used by the Company to reduce employer contributions. During 2009, Plan forfeitures totaling approximately $114,000 were used to reduce employer contributions or pay administrative fees. Unallocated forfeitures at June 30, 2009 and 2008 were approximately $153,000 and $81,000, respectively.
     Certain restrictions apply to withdrawals of amounts from the Plan while a participant continues to be employed by the Company.
Vesting
     Participants are at all times one hundred percent vested in the value of their voluntary contributions, their rollover contributions, and the Company’s profit sharing contributions. A participant vests 20% in employer contributions after one year of service and 20% annually thereafter (as defined in the Plan), or upon retirement (at normal retirement age), permanent disability or death.
Administrative Expenses
     The compensation or fees of accountants, counsel and other specialists and any other costs of administering the Plan or the trust are paid by the Company or charged to the trust at the discretion of the Company. Administrative expenses that are not paid by the Company are paid by the Plan. Administrative expenses for the year ended June 30, 2009, were approximately $137,000 and are in included in other expenses in the statement of changes in net assets available for Plan benefits.
Plan Amendment
     Effective September 1, 2008, the Plan was amended to provide that the default salary or wage deferral for an eligible employee who is automatically enrolled in the Plan shall be increased from 3% to 5% of the eligible employee’s compensation.

WESTERN DIGITAL CORPORATION 401(k) PLAN
Notes to Financial Statements (continued)
(2) Summary of Significant Accounting Policies
Basis of Presentation
     The accompanying financial statements of the Plan have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and present the net assets available for Plan benefits as of June 30, 2009 and 2008 and changes in net assets available for Plan benefits for the year ended June 30, 2009. Unless otherwise indicated, references to specific years are to the Plan’s fiscal year.
Valuation of Investments and Income Recognition
     The Plan’s investments are stated at fair value, which is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 3 for disclosure of the Plan’s fair value measurements.
     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the Plan year.
     The T. Rowe Price Stable Value Fund, which is a common collective trust fund, invests in a variety of investment contracts such as traditional guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions and other investment products with similar characteristics. As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for Plan benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the fully benefit-responsive investment contracts are adjusted to contract value from fair value. The statement of changes in net assets available for Plan benefits is prepared on a contract value basis.
Payment of Benefits
     Benefits are recorded when paid. At June 30, 2009 and 2008, there were no amounts allocated to accounts of persons who had elected to withdraw from the Plan, but had not been paid at that date.
Use of Estimates
     The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could materially differ from those estimates.
Recent Accounting Pronouncements
     In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS 157”), which establishes a framework for measuring fair value under U.S. GAAP and expands disclosures about fair value measurements. The Plan’s adoption of SFAS 157 for financial assets and financial liabilities in the 2009 Plan year did not have a material impact on its financial statements. See Note 3.
     In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS 165”), which establishes accounting and disclosure requirements for events or transactions that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS 165 requires disclosure of the date through which the Plan has evaluated subsequent events for recognition or disclosure. SFAS 165 also requires events that provide additional evidence about conditions that existed at the date of the balance sheet and the related estimates to be recognized in the financial statements. Events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date but before the financial statements are issued or available to be issued should not be recognized, but should be disclosed if material. The Plan’s adoption of SFAS 165 in the 2009 Plan year did not have a material impact on the Plan’s financial statements.

WESTERN DIGITAL CORPORATION 401(k) PLAN
Notes to Financial Statements (continued)
(3) Fair Value Measurements
     On July 1, 2008, the Plan adopted SFAS 157 for financial assets and liabilities that are re-measured and reported at fair value at each reporting period. SFAS 157 requires that fair value measurements be classified and disclosed in one of the following three categories:
     Level 1. Quoted prices in active markets for identical assets.
     Level 2. Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
     Level 3. Inputs that are unobservable for the asset and that are significant to the fair value of the assets.
     The following presents information about the Plan’s financial assets that are measured at fair value on a recurring basis as of June 30, 2009, and indicates the fair value hierarchy of the valuation techniques utilized to determine such value (in thousands):

	Fair Value Measurements at Reporting
	Date using
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Assets
Mutual funds	$140,689	$—	$—	$140,689
Common collective trust funds	—	84,319	—	84,319
Western Digital Corporation common stock	35,552	—	—	35,552
Participant loans	—	—	5,510	5,510
Tradelink investment accounts:
Common stocks	469	—	—	469
Mutual funds	197	—	—	197

Total assets at fair value	$176,907	$84,319	$5,510	$266,736

     Mutual Funds. The Plan’s mutual funds are valued at the net asset value (“NAV”) of shares held by the Plan at year-end.
     Common Collective Trust Funds. The Plan’s common collective trust funds are comprised of the T. Rowe Price Stable Value Fund and the T. Rowe Price Equity Index Trust, which had balances of $60.3 million and $24.0 million, respectively, at June 30, 2009. The beneficial interest of each participant is represented in units which are issued and redeemed daily at the fund’s closing NAV, which is calculated by T. Rowe Price.
     The T. Rowe Price Stable Value Fund calculates fair value for GICs and other investment products with similar characteristics based on the market value or by discounting the scheduled future payments utilizing observable market data at the valuation date. The fair value of wrap contracts is based on the discounted present value of the difference between the current wrap contract cost and its replacement cost. Fair value for debt securities is based on amortized cost, dealer prices, or by an independent pricing service that utilizes observable market data. Fair value for futures contracts are valued at closing settlement prices and investments in other trusts are valued at the other trust’s closing NAV on the valuation date.
     The T. Rowe Price Equity Index Trust calculates fair value for equity securities traded on national exchanges or on the over the counter market based on the last quoted price on the valuation date. Fair value for debt securities is based on amortized cost, dealer prices, or by an independent pricing service that utilizes observable market data.

WESTERN DIGITAL CORPORATION 401(k) PLAN
Notes to Financial Statements (continued)
Fair value for futures contracts are valued at closing settlement prices and investments in other trusts are valued at the other trust’s closing NAV on the valuation date.
     Western Digital Corporation Common Stock. The Plan’s Western Digital Corporation common stock is valued at the closing price reported by the active market on which the investment is traded.
     Participant Loans. The Plan’s participant loans are valued at amortized cost, which approximates fair value.
     Tradelink Investment Accounts. The Plan’s Tradelink investments are valued at the closing price reported by the national securities exchanges on which the investments are traded.
     The following presents the changes in Level 3 instruments measured on a recurring basis for the Plan year ended June 30, 2009 (in thousands):

Participant
Loans
June 30, 2008	$5,091
Issuances, repayments, and settlements, net	419

June 30, 2009	$5,510

(4) Investments
     The following presents the Plan’s investments as of June 30, 2009 and 2008, with individual investments that represent 5% or more of the Plan’s net assets available for Plan benefits, separately identified (in thousands):

	2009	2008
Common Stock:
Western Digital Corporation	$35,552	$33,631
Mutual Funds:
Equity Income Fund	14,387	19,011
PIMCO Total Return Fund II	18,128	16,634
Mid-Cap Growth Fund	17,771	22,931
Dodge & Cox International Stock Fund	13,452	19,019
Small-Cap Value Fund	14,490	19,568
Common Collective Trust Funds:
Equity Index Trust	24,011	32,665
Stable Value Fund	60,308	55,804
All Investments less than 5% of Plan Assets	68,637	71,780

Total Investments	$266,736	$291,043

     During 2009 the Plan’s investments, including gains and losses on investments bought and sold as well as held during the year depreciated in value as follows (in thousands):

Year ended
June 30,
2009
Common Stock	$(8,871)
Mutual Funds	(41,420)
Common Collective Trust Funds	(6,223)

$(56,514)

(5) Profit Sharing Feature
     All eligible employees of the Company who are employed on the last day of the Company’s fiscal year are eligible to participate in the Plan’s profit sharing feature. The amount of profit sharing paid to participants, which is granted at the discretion of the Company, is dependent upon their eligible compensation earned during the fiscal year. If approved, each eligible participant’s allocation of the Company’s profit sharing contribution is deposited into an individual profit sharing account established under the Plan. During 2009, the Company made no profit sharing contributions to the Plan.

WESTERN DIGITAL CORPORATION 401(k) PLAN
Notes to Financial Statements (continued)
(6) Party-In-Interest Transactions
     Certain investments in mutual funds, investments within the Tradelink investment account and assets held in a common collective trust within the Plan are managed by T. Rowe Price Trust Company, the Plan trustee. Purchases and sales involving these investment options are performed in the open market at fair value and qualify as party-in-interest transactions. Such transactions, while considered party-in-interest transactions under ERISA, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA. The Plan paid approximately $23,000 to T. Rowe Price Trust Company in fees and expenses for the year ended June 30, 2009. Of this amount, Plan participants paid approximately $4,000 in redemption fees and $17,000 in loan origination fees to the T. Rowe Price Trust Company during the 2009 Plan year. Redemption fees and loan origination fees are included in other expenses in the statement of changes in net assets available for Plan benefits.
(7) Plan Termination
     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their employer contributions.
(8) Tax Status
     The Internal Revenue Service has determined and informed the Company by letter, dated September 25, 2002, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
(9) Risks and Uncertainties
     The Plan invests in various types of investment securities, including mutual funds, actively managed funds, common collective trust funds and Western Digital Corporation common stock. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for Plan benefits.
     Additionally, certain mutual funds offered by the Plan invest in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than similar types of securities of comparable U.S. companies.
     As of June 30, 2009 and 2008, approximately 13% and 12%, respectively, of total Plan investments were invested in Western Digital Corporation common stock. For risks and uncertainties regarding Western Digital Corporation, please refer to the risk factors presented in Western Digital Corporation’s most recent Form 10-K or Form 10-Q filed with the Securities and Exchange Commission.
(10) Reconciliation of the Financial Statements to the Form 5500
     The following is a reconciliation of net assets available for Plan benefits per the financial statements to the Form 5500 as of June 30, 2009 and June 30, 2008:

WESTERN DIGITAL CORPORATION 401(k) PLAN
Notes to Financial Statements (continued)

	2009	2008
Net assets available for Plan benefits per the financial statements	$266,018	$291,284
Adjustment from contract value to fair value for fully benefit-responsive investment contracts (common collective trusts)	719	—

Net assets available for Plan benefits per the Form 5500	$266,737	$291,284

     The following is a reconciliation of the net decrease in net assets available for Plan benefits per the financial statements to the Form 5500 for the year ended June 30, 2009:

Total net decrease in net assets available for Plan benefits per the financial statements	$(25,266)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts (common collective trusts)	719

Total net decrease in net assets available for Plan benefits per the Form 5500	$(24,547)

(11) Subsequent Event
     The Plan evaluated subsequent events through December 18, 2009, the date these financial statements were issued and noted no material subsequent events that required recognition in these financial statements. The following subsequent event required disclosure in these financial statements:
     On August 12, 2009, the Committee approved the amendment and restatement of the Plan document using a prototype plan document, effective January 1, 2010. As part of such restatement, the Plan will be amended to, among other things, change the Plan year end to December 31 from June 30, with a resulting short Plan year ending December 31, 2009. Additionally, effective January 1, 2010, the number of loans outstanding allowed by the Plan will be reduced from two loans to one loan, and there will be a 30-day waiting period between loans.

WESTERN DIGITAL CORPORATION 401(k) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
June 30, 2009
(in thousands**)

Identity of Issue, Borrower, Lessor	Description of Investment,	Current
or Similar Party	Including Collateral or Par Value	Value
Common Stock:
* Western Digital Corporation	1,342 shares common stock, $.01 par value	$35,552

Mutual Funds:
Bond Funds:
Pacific Investment Management Company	1,784 shares PIMCO Total Return Fund II	18,128
Pacific Investment Management Company	711 shares PIMCO High Yield Fund	5,346

Stock Funds:
* T. Rowe Price Trust Company	639 shares T. Rowe Price Science & Technology Fund	11,335
* T. Rowe Price Trust Company	844 shares T. Rowe Price Equity Income Fund	14,387
* T. Rowe Price Trust Company	598 shares T. Rowe Price Small-Cap Value Fund	14,490
* T. Rowe Price Trust Company	467 shares T. Rowe Price Mid-Cap Growth Fund	17,771
* T. Rowe Price Trust Company	529 shares T. Rowe Price Dodge & Cox International Stock Fund	13,452
* T. Rowe Price Trust Company	66 shares Retirement Income Fund	721
* T. Rowe Price Trust Company	105 shares Retirement 2005 Fund	985
* T. Rowe Price Trust Company	204 shares Retirement 2010 Fund	2,510
* T. Rowe Price Trust Company	428 shares Retirement 2015 Fund	3,929
* T. Rowe Price Trust Company	575 shares Retirement 2020 Fund	7,117
* T. Rowe Price Trust Company	683 shares Retirement 2025 Fund	6,070
* T. Rowe Price Trust Company	487 shares Retirement 2030 Fund	6,110
* T. Rowe Price Trust Company	361 shares Retirement 2035 Fund	3,166
* T. Rowe Price Trust Company	187 shares Retirement 2040 Fund	2,331
* T. Rowe Price Trust Company	120 shares Retirement 2045 Fund	1,000
* T. Rowe Price Trust Company	63 share Retirement 2050 Fund	438
* T. Rowe Price Trust Company	58 shares Retirement 2055 Fund	398
Old Mutual Strategic Small Company Fund	401 shares Old Mutual Strategic Small Company Fund	3,005
Mainstay Large Cap	1,424 shares Mainstay Large Cap Growth Fund	7,233
Domini Social Equity Fund	117 shares Domini Social Equity Fund	767

Total mutual funds		140,689

Common Collective Trust Funds:
* T. Rowe Price Trust Company	59,589 units T. Rowe Price Stable Value Fund	60,308
* T. Rowe Price Trust Company	847 units T. Rowe Price Equity Index Trust	24,011

Total common collective trust funds		84,319

Other:
* Tradelink Investments	Various publicly traded equity and mutual fund investments	666

* Participant Loans	Interest rates range from 4.25% to 10.50% maturing at various dates through 2019; balances collateralized by vested participant accounts	5,510

		$266,736

*	Party-in-interest.

**	Except for par value and number of participant loans.

Note: Cost information is not required for participant directed investments.

WESTERN DIGITAL CORPORATION 401(k) PLAN
INDEX TO EXHIBITS

Exhibit	Description
23.1	Consent of Independent Registered Public Accounting Firm — BDO Seidman, LLP

23.2	Consent of Independent Registered Public Accounting Firm — KPMG LLP